Sky440, Inc.

300 Spectrum Center Drive, Suite 400

Irvine, CA 92618

November 6, 2018

Edward M. Kelly

Senior Counsel

Division of Corporation Finance

Office of Manufacturing and Construction

Re:	Sky440, Inc. Offering Statement on Form 1-A Amended Offering Statement on Form 1-A File No. 24-10873

Dear Mr. Kelly:

Kindly be advised that Sky440, Inc. (the "Company") requests that its Regulation A offering be qualified on Friday, November 9, 2018 at 12 Noon.

If you would like any further information or have any questions, please do not hesitate to contact me.

Sincerely,

/s/ Robert P. Atwell

Robert P. Atwell
Chairman

Sky440, Inc.

300 Spectrum Center Drive
Suite 400

Irvine, CA 92618

1-855-759-4400
bob@skv440.com